Exhibit 99.1

Launch of $2.65 billion Green Bond Offering

Luxembourg (February 24, 2021) Ardagh Group (“Ardagh”) (NYSE:ARD) announces that Ardagh Metal Packaging S.A. (“AMP” or the “Company”) has today, through its wholly-owned subsidiaries, Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC, launched a bond financing of approximately $2.65 billion equivalent, through the issue of (i) $600 million US Dollar Senior Secured Notes due 2028, (ii) $550 million equivalent Euro Senior Secured Notes due 2028 (iii) $1,000 million Senior Notes due 2029 and (iv) $500 million equivalent Euro Senior Notes due 2029, (collectively the “Notes”).

The offering follows Ardagh’s announcement on February 23, 2021 of the proposed combination of its metal packaging business with Gores Holdings V Inc, (NASDAQ:GRSV, GRSVU and GRSVW), under which Gores Holdings V will combine, subject to a shareholder vote, with Ardagh’s beverage can business, that will be held by AMP. AMP intends to apply to list its shares on the New York Stock Exchange, under the new ticker symbol “AMBP”.

AMP is a leading global supplier of sustainable beverage cans and is the second-largest producer in Europe and the third-largest in North America and Brazil. The Company believes that strong demand in traditional and new beverage categories, coupled with environmentally conscious end consumers, are driving an inflection point in beverage can demand and that it is well positioned to capitalize on these multifaceted growth opportunities. AMP has a highly attractive sustainability profile, and the Notes will be issued in accordance with Ardagh’s Green Financing framework.

Gross proceeds of the Notes will be held in escrow until the entities currently conducting the metal packaging business within Ardagh transfer to become wholly-owned subsidiaries of AMP, and AMP and its subsidiaries will be released from their obligations under existing Ardagh notes. Proceeds, net of expenses, will then be used to pay $2,315 million equivalent to Ardagh in part consideration for this transfer.

February 24, 2021

MediaPat Walsh, Murray Consultantspwalsh@murraygroup.ie

+1 646 776 5918 / +353 87 2269345

Investors john.sheehan@ardaghgroup.com

Exhibit 99.1

About Ardagh Group

Ardagh is a global supplier of infinitely-recyclable metal and glass packaging for the world’s leading brands. Ardagh operates 56 metal and glass production facilities in 12 countries, employing more than 16,000 people with sales of approximately $7 billion.

About Ardagh Metal Packaging

AMP will hold Ardagh’s metal packaging business, which is a leading supplier of beverage cans globally, with a particular focus on The Americas and Europe. Ardagh’s metal packaging business operates 23 production facilities in Europe and the Americas, employs approximately 4,900 people and recorded revenues of $3.5 billion in 2020.

The offering of the Notes will be made pursuant to an exemption under the Prospectus Regulation, as implemented in Member States of the European Economic Area, from the requirement to produce a prospectus for offers of securities. This announcement does not constitute an advertisement for the purposes of the Prospectus Regulation.

The offering of the Notes will be made pursuant to an exemption under the UK Financial Services and Markets Act 2000 and the UK Prospectus Regulation from the requirement to produce a prospectus for offers of securities. This announcement does not constitute an advertisement for the purposes of the UK Prospectus Regulation.

The Notes have not been registered under the U.S. Securities Act of 1933, as amended, or any U.S. State security laws. Accordingly, the Notes are being offered and sold in the United States only to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act of 1933 and outside the United States in accordance with Regulation S under the U.S. Securities Act of 1933. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities referred to in this announcement, in any jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, or an exemption from registration.

MiFID II professionals/ECPs-only/No PRIIPs KID – Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

UK MiFIR professionals/COBS ECPs-only/No UK PRIIPs KID – Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No UK PRIIPs key information document (KID) has been prepared as not available to retail in UK.

This press release contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging S.A., Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is John Sheehan.

The documentation detailing the investment or investment activity to which this press release relates has not been approved by an authorized person in the United Kingdom and is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”), (ii) are persons falling within Articles 49(2)(a) to (d) (high net worth

Exhibit 99.1

companies, unincorporated associations, etc.) of the Financial Promotion Order, (iii) are outside the United Kingdom or (iv) are persons to whom an invitation or inducement to engage in investment activity within the meaning of Section 21 of the UK Financial Services and Markets Act 2000 in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). The documentation detailing the investment or investment activity is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons.